EXHIBIT 99.86

THIS FIRST SUPPLEMENTAL DEBENTURE INDENTURE is made as of the 16th day of November, 2020

BETWEEN:

META GROWTH CORP., a corporation incorporated under the laws of Alberta (“META”)

AND:

TSX TRUST COMPANY, a trust company existing under the laws of Canada and authorized to carry on business in all of the Provinces of Canada (the “Trustee”)

AND:

HIGH TIDE INC., a corporation incorporated under the laws of Alberta (“High Tide”)

WHEREAS:

A. META (formerly National Access Cannabis Corp.) and the Trustee executed a debenture indenture (the “Debenture Indenture”) dated as of November 23, 2018 providing for the issue of up to $44,275,000 principal amount of Debentures (as defined in the Debenture Indenture);

B. META and High Tide have entered into an arrangement agreement dated August 20, 2020 pursuant to which High Tide will acquire all of the issued and outstanding common shares of META (“META Shares”) by way of a statutory plan of arrangement (the “Arrangement”);

C. in connection with the Arrangement, shareholders of META will receive 0.824 of a common share of High Tide (each whole common share, a “High Tide Share”) for each META Share held;

D. following the entering into of the Debenture Indenture, the Debentures traded on the TSX Venture Exchange (the “TSXV”) under the symbol “META.DB”;

E. subsequent to the effective time of the Arrangement (the “Effective Time”), the Debentures will commence trading on the TSXV under the symbol “HITI.DB”;

F. pursuant to Section 13.15 of the Debenture Indenture, any actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting of Debentureholders provided under the Debenture Indenture, may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in the Debenture Indenture includes an instrument so signed;

G. on August 19, 2020, Debentureholders owning or exercising control over more than 66 2/3% of the outstanding principal amount of the Debentures, executed a consent and waiver providing for a waiver of certain provisions of the Debenture Indenture in so far as the Arrangement constitutes a Change of Control thereunder and consenting to certain amendments to the Debenture Indenture, as more particularly described herein;

H. the provisions of the Debenture Indenture (and in particular Section 6.5(d) thereof) provide for the creation of indentures supplemental to the Debenture Indenture for the purposes of setting forth any adjustments resulting from a merger of META with any other Person;

I. High Tide has agreed to execute and deliver this First Supplemental Indenture to, among other things, evidence its agreement to deliver High Tide Shares in lieu of any META Shares that are required to be delivered pursuant to the Debenture Indenture upon conversion or redemption of any Debentures;

J. pursuant to directors’ resolutions dated September 22, 2020, the directors of META approved and duly authorized the execution and delivery of this First Supplemental Indenture and all things necessary to make this First Supplemental Indenture a valid and binding agreement of META, in accordance with its terms;

K. pursuant to directors’ resolutions dated November 13, 2020, the directors of High Tide approved and duly authorized the execution and delivery of this First Supplement Indenture and all things necessary to make this First Supplemental Indenture a valid and binding agreement of High Tide, in accordance with its terms;

L. the foregoing recitals are made as a statement of fact by META and High Tide and not by the Trustee; and

M. the Trustee is authorized and directed to enter into this First Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of the Debentureholders pursuant to the Debenture Indenture, as modified by this First Supplemental Indenture from time to time.

NOW THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, and the parties hereto agree as follows:

Article 1
SUPPLEMENTAL INDENTURE

1.1	To Be Read With the Debenture Indenture

(a)	This First Supplemental Indenture is supplemental to the Debenture Indenture, and the Indenture and the Debentures issued thereunder shall henceforth be read in conjunction with this First Supplemental Indenture. The Debenture Indenture, and this First Supplemental Indenture shall henceforth have effect, so far as practicable, as if all the provisions of the Debenture Indenture and this First Supplemental Indenture were contained in one instrument. Each certificate representing Debentures will, after the Effective Time, be deemed to be revised as necessary to reflect the amendments to the Debenture Indenture as set out in this First Supplemental Indenture.

(b)	On and after the date hereof, each reference in the Debenture Indenture, as amended by this First Supplemental Indenture, to “this Indenture”, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Debenture Indenture in any other agreement, certificate, document or instrument relating thereto, will mean and refer to the Debenture Indenture as amended hereby. Except as specifically amended by this First Supplemental Indenture, all other terms and conditions of the Debenture Indenture will remain in full force and unchanged, it being acknowledged that META will continue to exist as a subsidiary of High Tide following the Effective Time and, except as specifically amended by this First Supplemental Indenture, will remain responsible for its obligations pursuant to the Debenture Indenture. For greater certainty, each of META, High Tide and the Trustee acknowledge and agree that this First Supplemental Indenture is not a novation of the Debenture Indenture (or the debt underlying the Debenture Indenture) nor a substitution of High Tide as debtor in place of META, and nothing herein will be read as any implication to the contrary.

Article 2
AMENDMENTS TO THE DEBENTURE INDENTURE

2.1	Exchange Basis

Each of META, High Tide and the Trustee acknowledge and agree that, as and from the date hereof, in accordance with the Debenture Indenture, any Debentureholder who becomes entitled to META Shares pursuant to the Debenture(s) will be entitled to receive, and will accept in lieu of each META Share to which such holder was theretofore entitled, 0.824 of a High Tide Share, subject to further adjustment as provided herein, and the Indenture.

2.2	Obligation of High Tide to issue High Tide Shares

(a)	High Tide hereby agrees that it will issue and deliver High Tide Shares on behalf of META, in lieu of META Shares to which any Debentureholder(s) was theretofore entitled, on the basis set out in Section 2.1 of this First Supplemental Indenture, with the intent and to the extent that any and all such obligations of META in respect of the issuance and delivery of META Shares under the Debenture Indenture will be satisfied by the issuance or delivery by High Tide of High Tide Shares on behalf of META rather than by the issuance or delivery by META of META Shares.

(b)	Where the Debenture Indenture refers to Common Shares or an obligation of the Corporation to issue or deliver Common Shares, the provisions of the Indenture will be read mutatis mutandis to reflect that High Tide will issue or deliver High Tide Shares and not META Shares and that references in the Debenture Indenture to the Common Shares will mean the High Tide Shares, references to the holders of Common Shares will refer to the holders of High Tide Shares, and references to the Corporation having an obligation to issue or deliver Common Shares will refer to High Tide having an obligation to issue or deliver High Tide Shares, as applicable.

(c)	Any issuance or delivery of High Tide Shares by High Tide pursuant to this Section 2.2 will be treated, for the purposes of the Debenture Indenture, as if issued or delivered by META and will have the same effect under the Debenture Indenture as if made by META.

(d)	META hereby agrees that in consideration for High Tide’s agreements to deliver High Tide Shares to Debentureholders who exercise their right to convert Debentures and to Debentureholders whose Debentures are redeemed on META’s behalf and High Tide’s related agreements pursuant to this First Supplemental Indenture, META will be legally obliged to pay to High Tide the amount or amounts equal to the principal amount of the Debentures satisfied at any time by High Tide’s issuance or delivery of High Tide Shares to Debentureholders, and High Tide agrees to accept such legal obligation of META in consideration and satisfaction of High Tide’s agreements under this First Supplemental Indenture. For greater certainty, META will, if and as so requested by High Tide, reflect its obligations to pay any and all such amount to High Tide in the form of a promissory note, in such form as is acceptable to High Tide.

2.3	Specific Amendments

In addition to, and notwithstanding the generality of Sections 2.1 and 2.2 hereof, the following specific amendments are made to the following provisions of the Debenture Indenture on and from the Effective Time:

(a)	Section 1.1(k) of the Debenture Indenture is hereby deleted in its entirety and replaced with:

“Auditors of the Corporation” means an independent firm of chartered accountants duly appointed as auditors of the Corporation or High Tide;

(b)	Section 1.1(y) of the Debenture Indenture is hereby deleted in its entirety and replaced with:

“Common Shares” means common shares in the capital of the High Tide (fully paid in the case of issued common shares), as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding up, or such successive changes, subdivisions, redivisions, reductions, combinations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, “Common Shares” shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding up;

(c)	The definition of “High Tide” set forth below is hereby added to Section 1.1(tttt) of the Debenture and provides as follows:

“High Tide” means High Tide Inc. and includes any successor to or of High Tide Inc. which shall have complied with the provisions of Article 10;

(d)	Section 2.4(b) of the Debenture Indenture is hereby deleted in its entirety and replaced with:

The Initial Debentures shall be dated as of the date of exercise or deemed exercise of the Special Warrant related thereto, and shall mature on November 30, 2022 (the “Maturity Date” for the Initial Debentures).

(e)	Section 2.4(d) of the Debenture Indenture is hereby deleted in its entirety.

(f)	Section 2.4(e) of the Debenture Indenture is hereby deleted in its entirety and replaced with:

Upon and subject to the provisions and conditions of Article 6 and Section 3.7, the holder of each Initial Debenture shall have the right at such holder’s option, at any time prior to 5:00 p.m. (Toronto time) on the earliest of: (i) the Business Day immediately preceding the Maturity Date of the Initial Debentures; (ii) if called for repurchase pursuant to a Change of Control Purchase Offer, on the Business Day immediately preceding the Change of Control Purchase Date; (iii) if called for repurchase pursuant to the exercise by the Corporation of the 90% Redemption Right, on the Business Day immediately preceding the payment date; or (iv) if subject to compulsory acquisition as provided for in Article 12, on the Business Day immediately prior to the day on which such acquisition becomes effective, subject to the satisfaction of certain conditions, by notice to the holders of Initial Debentures in accordance with Sections 2.4(h) and 12.3, as applicable (the earliest of which will be the “Time of Expiry” for the purposes of Article 6 in respect of the Initial Debentures), to convert any part, being $1,000 or an integral multiple thereof, of the principal amount of a Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion. To the extent a redemption is a redemption in part only of the Initial Debentures, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Initial Debentures not redeemed or converted and be applicable to the next succeeding Time of Expiry. Notwithstanding the foregoing, no Initial Debentures may be converted on an Interest Payment Date or during the five Business Days preceding each Interest Payment Date.

The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of Initial Debentures shall be equal to $0.22 such that approximately 4,545.4546 Common Shares shall be issued for each $1,000 principal amount of Initial Debentures so converted. Except as provided below, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends or distributions on Common Shares issuable upon conversion, the record date for the payment of which precedes the date upon which the holder becomes a holder of Common Shares in accordance with Article 6, or for interest accrued on Initial Debentures surrendered. No fractional Common Shares will be issued, and holders will receive a cash payment in satisfaction of any fractional interest based on the Current Market Price as of the Date of Conversion, provided, however, the Corporation shall not be required to make any payment of less than $1.00. The Conversion Price applicable to, and the Common Shares, securities or other property receivable on the conversion of, the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Subject to the following paragraph and Section 2.4(g), holders converting their Initial Debentures will receive, in addition to the applicable number of Common Shares, accrued and unpaid interest (less any taxes required to be deducted) in respect of the Initial Debentures surrendered for conversion up to and including the Date of Conversion from, and including, the most recent Interest Payment Date in accordance with Section 6.4(e).

Notwithstanding any other provisions of this Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the five (5) preceding Business Days, the Person or Persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date and, for clarity, any interest payable on such Debentures will be for the account of the holder of record of such Debentures at the close of business on the relevant record date.

A Debenture in respect of which a holder has accepted a notice in respect of a Change of Control Purchase Offer pursuant to the provisions of Section 2.4(h) may be surrendered for conversion only if such notice is withdrawn in accordance with this Indenture or if the purchase price therefor is not paid in accordance with this Indenture.

(g)	Section 3.2(a)(ii) of the Debenture Indenture is hereby deleted in its entirety and replaced with:

shall be identified by a specific CUSIP/ISIN as requested by the Corporation from CDS to identify each specific series of Debentures and the Initial Debentures shall be identified by the CUSIP/ISIN of 42981EAB0/ CA42981EAB08.

(h)	Section 6.7 of the Debenture Indenture shall be deleted in its entirety.

(i)	Section 7.14 of the Debenture Indenture is hereby deleted in its entirety and replaced with:

(a)	High Tide represents and warrants, for as long as Debentures remain outstanding and to the extent that High Tide has cannabis-related activities or interests now or in the future, High Tide covenants and agrees that, in addition to any other covenant or obligation in this Indenture, it:

(i)	will conduct its businesses in material compliance with all applicable laws and regulations of each jurisdiction in which it carries on business (including, but not limited to, all applicable federal, provincial, municipal and local Cannabis Legislation, and licensing laws, regulations and other lawful requirements of any governmental or regulatory body); and

(ii)	hold all necessary licenses, registrations, qualifications and permits (including but not limited to its Cannabis Permits) in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted (except where not material to such business) and keep and maintain all such licences, registrations, qualifications and permits in good standing in all material respects and shall notify the Trustee of any breach of this requirement which has not been remedied or waived by the relevant Governmental Authority within thirty (30) days of High Tide obtaining knowledge thereof;

(b)	High Tide shall cause the Corporation and each Material Subsidiary to comply with the provisions of this Section 7.14 as if the Corporation and such Material Subsidiary were expressly referred to in such provisions in replacement of references to High Tide, mutatis mutandis.

(j)	a new Section 8.1(l) and a new Section 8.1(m) shall be added to the Debenture Indenture, which shall state as follows:

(l)	if there is an Event of Default as such term is defined in and pursuant to the loan agreement dated as of January 6, 2020 between High Tide and Windsor Private Capital Limited Partnership (“Windsor Private Capital”), the general security agreement between High Tide and Windsor Private Capital dated as of January 17, 2020 or any security collateral to such security agreement, which is or may hereafter be granted by High Tide to Windsor Private Capital; or

(m)	if High Tide shall fail to observe or perform any other agreement or condition relating to any indebtedness to any Person that in the aggregate principal amount then outstanding is in excess of $1,000,000 or contained in any instrument or agreement evidencing, securing, or relating thereto or any other event occurs or condition exists, the effect of which default or other condition is to cause, or to permit the holder of such indebtedness to cause, that indebtedness to become due before its stated maturity date.

(k)	Section 14.1 of the Debenture Indenture is hereby deleted in its entirety and replaced with:

Any notice to High Tide or the Corporation under the provisions of this Indenture shall be valid and effective if given in writing and delivered personally, sent by registered letter, postage prepaid or sent via email to High Tide and/or the Corporation at: High Tide Inc., Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, Attention: Raj Grover, Chief Executive Officer, and a copy delivered to Garfinkle Biderman LLP, Dynamic Funds Tower, 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9, Attention: Shimmy Posen, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three (3) days following the mailing thereof. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of High Tide for all purposes of this Indenture.

(l)	Section 15.23 of the Debenture Indenture is hereby deleted in its entirety and replaced with:

High Tide represents and warrants to and covenants with the Trustee that, so long as any Debentures remain outstanding hereunder:

(a)	it will engage in cannabis-related activities in Canada only in accordance with the Cannabis Act (Canada) and all other applicable laws in Canada;

(b)	it will engage in activities related to industrial hemp or cannabidiol derived therefrom only in accordance with applicable state and federal laws in the United States;

(c)	it does not and will not invest or engage (directly or indirectly) in any business or activity that is focused on serving the non-medical or medical cannabis market internationally unless and until such time as the production and sale of non-medical and/or medical cannabis, as applicable, becomes legal under the applicable laws in the respective international jurisdiction;

(d)	other than as described in Section (b), it does not and will not invest or engage (directly or indirectly) in any business or activity that is focused on serving the non-medical or medical cannabis market in the United States unless and until such time as the production and sale of non-medical and/or medical cannabis, as applicable, becomes legal under applicable state and federal laws in the United States;

(e)	it does not and will not specifically target or derive (or reasonably expect to derive) revenues or funds from any of the prohibited activities described in Sections (c) and (d), unless and until such time that any such activities become legal under all applicable laws in the United States and/or internationally, as applicable;

(f)	it will provide the Trustee with reasonable prior notice if it decides to engage in any of the activities described in Sections (c), (d) or (e); and

(g)	the Trustee may, in its sole discretion, immediately terminate any contract for services between High Tide and the Trustee upon receipt of any information relating to High Tide’s cannabis-related business activities contrary to the representations, warranties and covenants of High Tide provided in Section 7.14 or this Section 15.23, or as otherwise permitted under any such contract for service.

(m)	References to the “Corporation” in the following sections of the Debenture Indenture will mean and refer to High Tide:

2.14 (seventh reference only), 6.4(a), 6.5(a), 6.5(b), 6.5(c), 6.5(d), 6.5(e), 6.5(f), 6.5(g), 6.5(i), 6.5(k), 6.6 (first reference only), 6.8, 6.10, 6.11, 7.10, and 7.11.

(n)	References to the “Corporation” in the following sections of the Debenture Indenture will mean and refer to both META and High Tide:

1.2(c) (lead-in language only), 1.2(c)(ii), 1.9, 6.5(j), 7.8, 7.11, 7.12, 8.5, 8.8, 11.1(a), 11.1(b), 11.1(c), and 11.1(d).

(o)	Reference to the “Officer’s Certificate” in Section 6.10 of the Debenture Indenture will mean and refer to a certificate of High Tide signed by any one authorized officer of High Tide in his or her capacity as an officer of High Tide, and not in his or her personal capacity.

Article 3
MISCELLANEOUS

3.1	Confirmation of Debenture Indenture

The Debenture Indenture is and continues to be in full force and effect, unamended, except as provided herein, and META and High Tide hereby confirm the Debenture Indenture in all other respects.

3.2	Effective Time

This First Supplemental Indenture shall become effective as of the Effective Time, and shall continue in full force and effect until terminated in accordance with the terms of the Debenture Indenture.

3.3	Sunset

The parties hereto hereby expressly agree that this First Supplemental Indenture shall expire and be deemed null and void ab initio upon any termination of the Arrangement in accordance with the terms of the arrangement agreement dated August 20, 2020, between META and High Tide.

3.4	Governing Law

This First Supplemental Indenture shall be governed by and interpreted in accordance with the laws of the

Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. With respect to any suit, action or proceedings relating to this First Supplemental Indenture, High Tide, META, the Trustee and each holder irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

3.5	Counterparts

This First Supplemental Indenture may be simultaneously executed in several counterparts, and by facsimile or other electronic reproduction, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this First Supplemental Indenture.

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IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Indenture under the hands of their proper officers in that behalf as of the date first written above.

META GROWTH CORP.

By:
Name:
Title:

TSX TRUST COMPANY

By:
Name:
Title:

By:
Name:
Title:

HIGH TIDE INC.

By:
Name:
Title:

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